Exhibit 1

Stock Symbols: AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

AGNICO-EAGLE ANNOUNCES REFINANCING TRANSACTION WITH STORNOWAY DIAMOND CORPORATION

Toronto (July 31, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) announced that it purchased 12,222,222 common shares of Stornoway Diamond Corporation (“Stornoway”) at a price of C$0.90 per common share from treasury. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by Agnico-Eagle and to pay to Agnico-Eagle a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption.  Agnico-Eagle received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption.  As a result of the transactions, Agnico-Eagle increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 17.7% of the issued and outstanding common shares).  Agnico-Eagle acquired the Stornoway shares for investment purposes only and has no present intention to acquire further Stornoway securities and may, from time to time, increase or decrease its ownership of or control over securities of Stornoway in response to market conditions, the business and prospects of Stornoway or other factors.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.